[Letterhead of Opportunity Partners L. P.]

                                                                    May --, 2000

Dear Fellow Captec Net Lease Realty Shareholder:

         It's been said that every picture tells a story. If so, then the graph below tells a sad story indeed for shareholders of Captec Net Lease Realty, Inc. ("Captec").

             [Insert Chart of Captec's Stock Price Since Inception]
              ----------------------------------------------------

         The Captec Story begins in November 1997 as hopeful investors pay $18 per share to purchase Captec stock in an IPO. To "reinforce long-term goals by providing the proper nexus between the interests of management and [Captec's] shareholders," Captec's managers are granted long-term options for hundreds of thousands of shares. By mid-December 1999, Captec's stock price has fallen to about $10 per share and the "long term" seems like an eternity. What can our managers do to salvage their dreams of getting rich from Captec? The answer comes on December 20, 1999, when they drop a bombshell on shareholders by announcing a plan to merge Captec with two private companies that they control, abandon its tax-advantaged REIT status and slash the quarterly dividend from $0.38 to $0.11. Stunned investors react by dumping their shares, causing a fall of almost 30% in one day! As one shareholder put it, "I got Captec'd."

         Now Captec shareholders are being asked to bail out a troubled mortgage finance company owned by our CEO, Patrick Beach and his associates and "buy" their property management company whose only client is Captec. Mr. Beach wants shareholders to believe that The Captec Story will play out like Jack and the Beanstalk. Thus, we should forget about our past losses and trade our cash cow for his magic beans, i.e., the two private companies that he controls. The hen that lays the golden eggs will be found not in closing the gap between Captec's depressed stock price and its net asset value but in a proposed bailout/merger with these magic companies. However, a closer look shows that Mr. Beach's beans are hardly magical. Here is what Captec shareholders will get if they are believe in fairy tales and vote for the proposed bailout/merger.

         First, we get an advisory firm that Mr. Beach created just 2-1/2 years ago as a shell company solely to manage Captec for the "bargain" price of 560,000 shares of Captec stock worth about $5 million at current market values (and a lot more if Captec is sold or liquidated). Because Mr. Beach's advisory firm has no apparent market value whatsoever, our "purchase" of it is essentially a giveaway to the very managers who have "managed" to lose 50% of Captec's market value.

         Bad as that is, the proposed merger with CFG, a Beach-controlled mortgage finance company may be even worse because (1) the cost is substantially higher (more than $50 million including forgiveness of a questionable $11 million loan to CFG) and (2) it saddles Captec with a highly leveraged and financially shaky company. According to management's proxy statement, "Captec's strategy after the merger is to focus on high-return investments in the net-lease and specialty lending sectors." Yet, after nineteen years of employing that same strategy, CFG has negative retained earnings and its book value is less than $5 million (and that may be overstated). Recent results are also poor. Over the 5-3/4 year period ending December 31, 1999, CFG also has shown a net loss. Mr. Beach promises "growth" if we buy what he is selling but we see nothing that Captec can do as a C corporation that CGF hasn't been doing for nineteen years with little to show for it. Until he demonstrates that he can make money for anyone other than himself and his pals in any real estate business, shareholders should dismiss Mr. Beach's rosy projections. Let him peddle his grandiose plans and empty promises to his friends at Prudential.

         In November 1998, things got so bad at CFG that Beach and his associates had to borrow $1.6 million from Prudential Securities to avoid breaching the minimum liquidity requirement imposed by its main creditor which coincidentally was also Prudential. So, with both our managers and Prudential on the hook to a shaky CFG, they teamed up to look for a way to protect their investments. They didn't have to look far. If they could put the floundering CFG under Captec's asset-rich umbrella, bankruptcy could be forestalled. But how to sell this plan to Captec shareholders?

         First, they had to get our board of directors to buy into their scheme. Given the structure of the board, we suspect that was a pretty easy sales job. Then, oblivious to a blatant conflict of interest, our accommodating board of directors hired Prudential to advise them. Faced with the prospect of an insolvent CFG, Prudential unsurprisingly advised the board to adopt the problem child of the Beach family. As part of the deal, Captec would pay the problem child's shareholders up to 4.2 million shares of Captec and its warrant holders $2.5 million including about $1.4 million to its largest warrant holder -- you guessed it -- Prudential Securities. And, get this! Prudential will get another $3 million for rendering this self-serving "advice" if shareholders are foolish enough to approve the proposed bailout/merger.

         The deal calls for giving our managers up to 2 million shares of Captec if certain earnings targets are met after the bailout/merger. According to Mr. Beach, "This earn-out arrangement gives management proper incentives to achieve substantial EPS growth." (Aren't our managers great at inventing new incentives for themselves?) Yet, nothing could be further from the truth. The so-called earnings will be "generated" by selling a substantial number of appreciated properties that have already been identified. These sales will add no real value to Captec but they will produce the phony earnings needed to get the full two million shares. Why not just give the Beach team the two million shares? At least that would be more honest and eliminate the perverse incentive to churn properties for no reason other than to meet their "earnings" goals. Better yet, why not pay them to sever their relationship with Captec? Their departure would be a signal to the market that shareholder value would no longer suffer from their self-dealing that may well cause the stock price to jump.

         Our board, however, faced a dilemma. They had summarily rejected several offers to buy Captec at prices well above its market price. Thus, they needed a veneer of respectability to camouflage a patently inferior and incestuous alternative transaction. So they formed an "independent" committee to evaluate it and appointed Albert T. Adams to head it. However, far from being independent, Mr. Adams is a partner of Baker & Hostetler, a law firm that represents both Captec and CFG from which it collected fees of almost $300,000 last year! It seems we may need a truly independent committee to oversee the nominally independent committee.

         To complete the farcical attempt to mask the putrid aroma that permeates this deal, the independent committee hired J. C. Bradford to render a fairness opinion for a fee of $550,000 of which $100,000 is contingent on
shareholders   approving  the  merger.   Bradford's  opinion  relies  solely  on
representations of CGF managers, i.e., it chose not to verify any of the financial data or projections that were presented to it. Apparently, Bradford did not want to consider the possibility that CFG's managers might be less than forthright. And why look too carefully beneath the surface numbers especially when they are being indemnified anyway? By intentionally remaining ignorant, Bradford could collect its fee and move on. Hey, what do you expect for $550,000? The gist of Bradford's opinion can be summarized as follows: "When we agreed to give this opinion, we knew the committee wanted us to say the bailout/merger was fair to shareholders. And, even if it smells a bit, we can hold our noses and issue the opinion they want. After all, we owe no fiduciary duty to the shareholders. But let's also make sure there are lots of qualifications and disclaimers because we don't want to be sued if any shareholder actually relies on our opinion." Ironically, Bradford does deserve credit for maintaining an effective Chinese wall because immediately after its opinion became public, a Bradford analyst lowered his rating on Captec from a "strong buy" to a "sell." At least there is one person at Bradford with a conscience. Too bad he wasn't on Bradford's fairness opinion team.

         Anyone who thinks we are being too hard on Bradford should know what happened to shareholders of Prison Realty Trust (PZN), another REIT for which it provided a fairness opinion. In April 1998, Bradford issued a fairness opinion for a proposed merger between PZN and an affiliated company, Corrections Corporation of America (CCA). At the time, PZN stock was trading at about $40 per share. By October 1998, PZN stock had fallen to $20 per share. Bradford was asked to reaffirm its fairness opinion and dutifully complied, purposefully ignoring any conflicts of interest and stating that the "merger consideration to be paid by [PZN] is fair to [PZN] and its shareholders from a financial point of view." (Sound familiar?) For rendering this opinion, Bradford was paid $8 million, $4 million of which was contingent on completion of the merger. PZN shareholders that relied on Bradford's fairness opinion and voted for the merger soon regretted their decision. Just last month, PZN's auditors indicated that there is "substantial doubt" that PZN can continue as a going concern due to CCA's sizeable operating losses. PZN shares are now changing hands at around $3 per share. If Captec shareholders suffer the same fate as PZN shareholders, don't expect any sympathy from Bradford. They will probably be too busy divvying up their fee and negotiating more contracts to provide fairness opinions for mergers between affiliated companies. The lesson is that shareholders can not rely on Bradford to do anything other than what is profitable for Bradford.

         By the way, we don't think shareholders should rely on CGF's auditors, PriceWaterhouseCoopers (PwC) to alert us to any aggressive accounting measures that its management may be employing to dress up its financial statements. We doubt that PwC is willing to guarantee that there won't be significant write-offs of CFG's assets after the merger occurs. Also, the Securities and Exchange Commission recently released a report documenting an extraordinary number of violations of the auditor independence rules by PwC professionals. For its part, PwC conceded that the widespread non-compliance with the rules within the firm "reflected serious structural and cultural problems in the firm." Caveat emptor!

         The bottom line is that nobody seems to be looking out for Captec's shareholders. We are faced with an unholy alliance among Beach and his cronies asking shareholders to buy their worthless advisory firm and bail out CFG, an ineffective board of directors willing act like ostriches by tolerating numerous disabling conflicts, Prudential seeking to protect its loans to and investment in CFG while simultaneously advising Captec to bail out CFG (and getting $3 million for doing so), an "independent" committee whose chairman's law firm is getting paid big bucks from parties on both sides of the proposed transaction, an auditor who has admitted to numerous violations of the independence rules, and J. C. Bradford whose primary goal seems to be to collect its fee for a fairness opinion for which it does not want shareholders to hold it accountable. Therefore, we will have to rely on our own resources and intelligence. Thankfully, we will have the final say on this bailout/merger. What we have to do now is use our common sense by voting "NO" on the enclosed GREEN proxy card.

         After the bailout/merger is defeated, the next step will be to replace everyone responsible for this disgraceful attempt to use Captec's assets to bail out Beach and Prudential. How could any director with a brain and a conscience bless a merger that causes immediate dilution of earnings of $0.66 per share and book value of $1.84 per share (and potentially much more later) as this one does? We don't know if they are incompetent or corrupt but in either case, they don't deserve to run Captec. At the next annual meeting, we intend to nominate candidates to replace them. Our nominees will be committed to maximizing shareholder value by closing the gap between Captec's market price and its net asset value. They will also authorize an investigation to determine whether there have been breaches of fiduciary duty to Captec's shareholders and, if so, will pursue appropriate remedies for such breaches.

         But, right now, we ask that you sign, date and return the GREEN proxy card. If you have already voted for the merger on management's WHITE proxy card, you can revoke your vote by submitting a later dated GREEN proxy card which is enclosed. If you have any questions, please call me at (914) 747-5262 or e-mail me at OPLP@att.net.

                                                              Yours truly,


                                                              Phillip Goldstein
                                                              Portfolio Manager

   PROXY STATEMENT IN OPPOSITION TO THE SOLICITATION BY THE BOARD OF DIRECTORS
                        OF CAPTEC NET LEASE REALTY, INC.

          SPECIAL MEETING OF SHAREHOLDERS (To be held on June --, 2000)

         My name is Phillip Goldstein. I am the portfolio manager of Opportunity Partners L.P., the soliciting shareholder. I am an investment manager who presently manages investment portfolios having assets in excess of $50 million. Since December 1, 1992, I have been the president and 50% shareholder of Kimball & Winthrop, Inc., a company that serves as the general partner of Opportunity Partners, a shareholder of Captec Net Lease Realty, Inc. ("the Company"). We are sending this proxy statement and the enclosed GREEN proxy card to holders of record on May --, 2000 (the "Record Date") of the Company. We are soliciting a proxy to vote your shares at the Special Meeting of Shareholders of the Company (the "Meeting") to be held on June --, 2000 and at any and all adjournments or postponements of the Meeting. Please refer to the Company's proxy soliciting material for additional information concerning the Meeting and the matters to be considered by the shareholders.

         This proxy statement and the enclosed GREEN proxy card are first being sent to shareholders of the Company on or about May --, 2000.

                                  INTRODUCTION

         There are two matters (or proposals) that the Company has scheduled to be voted upon at the meeting:

1.   A merger agreement of the Company with two of its affiliated companies.

2. An amendment to the Company's certificate of incorporation to change its name to Captec Financial Group, Inc.

We are soliciting a proxy to vote your shares AGAINST the proposed merger and AGAINST the proposed name change.

How Proxies Will Be Voted

         All of the proposals scheduled by the Company to be voted on at the meeting are included on the enclosed GREEN proxy card. If you return a GREEN proxy card to us or to our agent, your shares will be voted on each matter as you indicate. If you do not indicate how your shares are to be voted on a matter, they will be voted AGAINST the proposed merger and AGAINST the proposed name change.

         If you return a GREEN proxy card, you will also be granting the persons named as proxies discretionary authority to vote on any other matters of which they are not now aware that may come before the meeting. These may include, among other things, matters relating to the conduct of the meeting.

Voting Requirements

         If a quorum is not present at the meeting, or if a quorum is present but sufficient votes to approve any of the proposals are not received, the persons named as proxies may propose one or more adjournments of the meeting to permit further solicitation of proxies, consideration of matters of which we are not aware at this time, or negotiations with the incumbent directors. The proxies may also propose one or more adjournments for other legal reasons not currently foreseen. If an adjournment of the meeting is proposed, the persons named as proxies on the GREEN proxy card will vote for or against such adjournment in their discretion. The proxies may also temporarily decline to attend the meeting (which we believe is permitted under state law), thereby possibly preventing a quorum to solicit additional proxies or for other legal reasons not currently foreseen. Please refer to the Company's proxy statement for the voting requirements for each proposal.



Revocation of Proxies

         You may revoke any proxy you give to management or to us at any time prior to its exercise by (i) delivering a written revocation of your proxy to the Company; (ii) executing and delivering a later dated proxy to us or to the Company or to our respective agents; or (iii) voting in person at the meeting. (Attendance at the meeting will not in and of itself revoke a proxy.) There is no limit on the number of times you may revoke your proxy prior to the meeting. Only the latest dated, properly signed proxy card will be counted.

Information Concerning the Soliciting Shareholder

         The shareholder making this solicitation is Opportunity Partners L.P. 60 Heritage Drive, Pleasantville, NY 10570. As noted above, I, Phillip Goldstein am the portfolio manager and president of the general partner of Opportunity Partners. Since 1996, I have taken an active role in urging the management of certain companies to take various actions that I believe would benefit those companies and their shareholders.

         As of May --, 2000 Opportunity Partners owned one share of Common Stock of the Company. I am also deemed to be the beneficial owner of ---,--- shares of Common Stock held in brokerage accounts by my clients (including Opportunity Partners) and me. Combined, these personal and client holdings total ---,--- shares, representing approximately -.-% of the Company's outstanding Common Stock.

                           REASON FOR THE SOLICITATION

         We believe that the proposed merger (which is described in detail in the Company's proxy statement) is unfair to shareholders from a financial point of view because it is extremely dilutive on a per share basis to earnings, book value and net asset value. Furthermore, we believe that the board of directors has failed to adequately protect shareholders from the potentially harmful effects of the many conflicts of interest and opportunities for self-dealing that exist because certain managers and advisors stand to benefit financially if the merger is approved. Finally, we believe that if the merger is not approved, it will demonstrate that shareholders are dissatisfied with the leadership of the incumbent board of directors. In that event, we intend to conduct a proxy contest at the annual meeting in order to give shareholders an opportunity to elect directors who are more independent from management and more committed to increasing shareholder value than the incumbents.

                             CERTAIN CONSIDERATIONS

         I believe that all shareholders of the Company will benefit if the proposed merger is not approved. However, you should know that I also have personal financial incentives to increase the Company's stock price because my clients who hold shares of the Company pay me fees. These fees are based upon a share of the profits the client earns and will be greater if the value of the Company's shares increases. In addition, as stated above, if the proposed merger is not approved, we intend to nominate persons for election as directors at the annual meeting and to solicit proxies in that regard.

                                THE SOLICITATION

      I am making this solicitation on behalf of Opportunity Partners. Persons affiliated with or employed by affiliates of Opportunity Partners may assist me in the solicitation of proxies. They will not receive any special compensation for their services. Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward this proxy statement and the enclosed GREEN proxy card to the beneficial owners of shares of Common Stock for whom they hold shares of record. We will reimburse these organizations for their reasonable out-of-pocket expenses.

     Initially, I will personally bear all of the expenses related to this proxy solicitation. Because I believe that the shareholders will benefit from this solicitation, I intend to seek reimbursement of these expenses from the Company. Shareholders will not be asked to vote on the reimbursement of solicitation expenses incurred by either the incumbent directors or me. I estimate that my expenses will be about $25,000. As of May --, 2000, my expenses have been approximately $-----. If the Company does not reimburse me, I may seek reimbursement from one or more of my clients or from their affiliates.

     Neither Opportunity Partners nor I have, within the past year, been a party to any contract, arrangement or understanding with any person with respect to any securities of the Company. In addition, there is no arrangement or understanding involving either myself or any affiliate that relates to future employment by the Company or any future transaction with the Company.

                              ADDITIONAL PROPOSALS

         We know of no business that will be presented for consideration at the meeting other than that set forth in this proxy statement and in the Company's proxy statement. If any other matters are properly presented for consideration at the meeting, it is the intention of the persons named as proxies in the enclosed GREEN proxy card to vote in accordance with their own best judgment on such matters.

DATED: May --, 2000

                                   PROXY CARD

                  PROXY SOLICITED IN OPPOSITION TO THE BOARD OF
     DIRECTORS OF CAPTEC NET LEASE REALTY, INC. BY OPPORTUNITY PARTNERS L.P.

           SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE --, 2000

The undersigned hereby appoints Steven Samuels, Rajeev Das, Andrew Dakos and Phillip Goldstein, and each of them, as the undersigned's proxies, with full power of substitution, to attend the Special Meeting of Shareholders of Captec Net Lease Realty, Inc. (the "Company") to be held at ------ on -------, June --, 2000, at -------------------------------------------- (the "Meeting"), and any
adjournment or postponement thereof, and to vote on all matters that may come before the Meeting and any such adjournment or postponement the number of shares that the undersigned would be entitled to vote, with all the power the undersigned would possess if present in person, as specified below. The proxies may vote in their discretion with respect to such other matter or matters as may come before the Meeting and with respect to all matters incident to the conduct of the Meeting. The proxies may also temporarily decline to attend the meeting, thereby preventing a quorum in order to solicit additional proxies or for any other legal reason.

(INSTRUCTIONS:  Mark votes by placing an "x" in the appropriate [  ].)

1.   APPROVAL OF THE PROPOSED MERGER WITH TWO AFFILIATED COMPANIES


     FOR [ ]                    AGAINST [ ]                  ABSTAIN [ ]

2. AN AMENDMENT TO THE CERTIFICATE OF INCORPORATION CHANGING THE NAME TO CAPTEC FINANCIAL GROUP, INC.

     FOR [ ]                    AGAINST [ ]                  ABSTAIN [ ]

         Important - - Please sign and date below. Your shares will be voted as directed. If no direction is made, this proxy will be voted AGAINST Proposal 2, and AGAINST Proposal 3. The undersigned hereby acknowledges receipt of the proxy statement dated May --, 2000 of Opportunity Partners L.P. and revokes any proxy previously executed. (Important - Please be sure to enter date.)

Please sign exactly as your name appears hereon. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by the President or other duly authorized officer. If a partnership, please sign in partnership name by authorized person. Please return promptly in the enclosed envelope.


SIGNATURE(S)______________________________________   Dated: _______________